PHORMED, INC.
SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "***Agreement***") is entered into effective as of [EFFECTIVE DATE]__________ by [ENTITY NAME]__________________________ (the "***Investor***"), and PhorMed, Inc., a Nevada corporation (the "***Company***"), with reference to the following facts:

WHEREAS, in connection with the Form C (the "***Form C***") filed with the Securities and Exchange Commission on or about December 15, 2023 the Company is offering shares of the Company's Common Stock pursuant to Regulation Crowdfunding" under Title III of the JOBS Act of 2012 (the "***CF Offering***");

WHEREAS, in connection with the CF Offering, the Investor has been established for the sole purpose of purchasing and holding shares of the Company's Common Stock;

WHEREAS, Investor desires to purchase shares of Common Stock, and the Company desires to sell shares of Common Stock, based on the terms contained herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Investor and Company agree as follows:

1. Payment of Purchase Price; Issuance of Stock.

(a) **Payment of Purchase Price:** In exchange for Investor's payment of the purchase price in the amount specified on the signature page below for shares of Common Stock at **$0.90** per share, the Company shall issue the Investor the number of shares of Common Stock specified on the signature page below.

(b) **Issuance of Shares:** Promptly after the Company's receipt of this executed Agreement and payment of the purchase price, the Company shall issue the Common Stock to the Investor, which may be in the form of book entry or an electronic certificate.

2. Investor Representations. The Company is issuing the shares of Common Stock (the "***Securities***") to the Investor in reliance upon the following representations made by the Investor:

(a) Investor acknowledges and agrees that the Securities are characterized as "restricted securities" under the Securities Act of 1933 (as amended and together with the rules and regulations promulgated thereunder, the "***Securities Act***") and that, under the Securities Act and applicable regulations thereunder, such securities may not be resold, pledged or otherwise transferred without registration under the Securities Act or an exemption therefrom. Investor acknowledges and agrees that (i) the Securities are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, and the shares of stock have not yet been registered under

the Securities Act, and (ii) the Securities may be offered, resold, pledged or otherwise transferred only in a transaction registered under the Securities Act, or meeting the requirements of Rule 144, or in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests) and in accordance with any applicable securities laws of any State of the United States or any other applicable jurisdiction.

(b) Investor acknowledges and agrees that (i) the registrar or transfer agent for the Securities will not be required to accept for registration of transfer any shares except upon presentation of evidence satisfactory to the Company that the restrictions on transfer under the Securities Act have been complied with, and (ii) any shares of stock in the form of definitive physical certificates will bear a restrictive legend.

(c) Investor acknowledges and agrees that: (a) the Securities are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering; (b) Investor is acquiring the Securities solely for its own account for investment purposes, and not with a view to the distribution thereof in a transaction that would violate the Securities Act or the securities laws of any State of the United States or any other applicable jurisdiction; (c) Investor is a sophisticated purchaser with such knowledge and experience in business and financial matters that it is capable of evaluating the merits and risks of purchasing the Securities and investing in the Company; (d) Investor has had the opportunity to obtain from the Company such information as desired in order to evaluate the merits and the risks inherent in investing in the Company and holding the Securities, and has had the opportunity to discuss such information with its financial advisors and legal counsel; (e) Investor is able to bear the economic risk and lack of liquidity inherent in holding the Securities; (f) Investor either has a pre-existing personal or business relationship with the Company or its officers, directors or controlling persons, or by reason of Investor's business or financial experience, or the business or financial experience of their professional advisors who are unaffiliated with and who are not compensated by the Company, directly or indirectly, have the capacity to protect their own interests in connection with the purchase of the Securities; and (g) Investor acknowledges that an investment in the Company is subject to many risk factors, including the risk factors set forth in the Form C.

(d) Investor's principal place of business is in the state identified on its Wefunder profile.

(e) Investor has truthfully and accurately furnished the information requested by Wefunder to verify the investor status of the Investor; and the Investor agrees to provide such further information as requested by the Company or Wefunder to verify Investor's status pursuant to the CF Offering requirements; Investor is in compliance with all requirements relating to the CF Offering and has obtained all required authorizations to purchase the shares of Common Stock as provided herein.

(f) Investor acknowledges that the minimum dollar amount of the Securities which must be sold in the CF Offering is $50,000.40; that the Company may use the proceeds

from the CF Offering as they are accepted after the minimum is achieved; and that the Company may discontinue the CF Offering at any time or decrease the amount of Securities to be sold in the CF Offering at any time, in the Company's sole discretion.

3. Representations and Warranties of the Company**.** The Company hereby represents and warrants to the Investor that as of the date of the Form C:

(a) Organization, Good Standing and Qualification**.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to carry on its business. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

(b) Capitalization**.** The authorized capital of the Company consists of:

(A) 100,000,000 shares of the Company's Common Stock ("Common Stock"), of which 52,733,767 are issued and outstanding; and 10,000,000 shares of the Company's Preferred Stock, of which none are issued and outstanding.

(B) Other than as set forth herein and as described in the Form C, there are no outstanding options or warrants for the purchase or acquisition from the Company of any shares of its capital stock.

(c) Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of the Agreement, the performance of all obligations of the Company hereunder and thereunder and the authorization, issuance and delivery of the Securities has been taken or will be taken prior to the issuance of the Securities, and the Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d) Valid Issuance of Securities**.** The Securities being issued to the Investor hereunder, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Investor. Based in part upon the representations of the Investor in this Agreement and subject to the provisions of subsection (e) below, the Securities will be issued in compliance with all applicable federal and state securities laws. The Common Stock has been duly and validly reserved for issuance, and upon issuance in accordance with the terms of this Agreement, shall be duly and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, the Stockholders Agreement, applicable federal and state securities laws and

liens or encumbrances created by or imposed by the Investor, and will be issued in compliance with all applicable federal and state securities laws.

(e) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except filings under all other applicable securities laws as may be required in connection with the transactions contemplated by this Agreement.

(f) Compliance with Other Instruments. The Company is not in violation or default of any provisions of its Certificate of Incorporation or Bylaws or of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of the Agreement and the consummation of the transactions contemplated hereby or thereby will not result in any such violation or conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

(g) Securities Law Exemptions. Based in part on the accuracy of the representations and warranties of the Investor contained in Section 2 hereof, the offer, sale and issuance of the Securities are and will be exempt from the registration requirements of the Securities Act, and the registration, permit or qualification requirements of any applicable state securities laws.

4. Miscellaneous.

(a) This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada.

(b) This Agreement constitutes the entire agreement between the parties and supersedes all prior oral or written negotiations and agreements between the parties with respect to the subject matter hereof.

(c) Each party to this Agreement hereby represents and warrants to the other party that it has had an opportunity to seek the advice of its own independent legal counsel and other advisors with respect to the provisions of this Agreement and that its decision to execute this Agreement is not based on any reliance upon the advice of the Company, its officer, directors, representatives or legal counsel.

(d) This Agreement may be executed in any number of counterparts, may be executed electronically, and may be delivered by facsimile transmission or by electronic transmission in PDF format, all of which taken together shall constitute a single instrument.

This Agreement is entered into and effective as of the date first written above.

COMPANY:	INVESTOR:
PhorMed, Inc. By: *Founder Signature* Ben Chang, CEO	[ENTITY NAME] By: *Investor Signature* Total Purchase Price: $[AMOUNT] Number of shares of Common Stock: [SHARES]

[Signature Page to PhorMed, Inc. Subscription Agreement]